FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of APRIL 2003

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:        Form 20-F [X]            Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2003

“R. Michael Jones”

R. MICHAEL JONES

President, CEO

Platinum Group Metals Ltd.

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No.03-58	NEWS RELEASE	APRIL 11, 2003

PLATINUM GROUP METALS INCREASES THEIR WESTERN BUSHVELD

HOLDINGS, SOUTH AFRICA

Platinum Group Metals Ltd, (PTM: TSX-V) is pleased to announce the addition of 749 hectares to their Onderstepoort property in the Western Bushveld complex, South Africa, through the successful completion of three additional property agreements.

The Onderstepoort property, now totaling over 944 hectares (2, 332 acres), lies northwest and along strike of PTM’s Elandsfontein property, where PTM is currently drilling to define the extent and grade of the UG2 reef occurrence (PTM News Release 3/27/03) and the Merensky reef. The Elandsfontein Property adjoins Anglo Platinum’s producing Bafokeng-Rasimone Platinum mine.

PTM is now a significant mineral rights holder in the Western Bushveld Complex. Drilling continues on the Elandsfontein Property, with 25 holes yet to be completed in the current drill program. Results released from the early stages of this program, announced March 27, 2003, show UG-2 reef layer intersections in all holes completed. Assay results from 15 completed holes are pending and drilling is continuing.

The UG-2 and Merensky reefs form the two main platinum producing layers in the Bushveld Complex. These layers exhibit consistent grade and thickness for hundreds of kilometers along the Bushveld Complex. At Elandsfontein the Merensky Reef has also recently been intersected by PTM in two down-dip drill holes near the northern property boundary. Assays are pending and drilling will now be focused on the shallow, up-dip extent of the reefs to test their opencast potential.

In addition to property holdings in the Western Bushveld Complex, South Africa, PTM is also a significant holder of mineral rights in the Northern Limb of the Bushveld Complex and in the Lac des Iles and Sudbury areas, in Canada.

The Northern Limb of the Bushveld complex is one of the most active exploration areas for platinum in South Africa with extensive large scale drilling programs and a large scale open pit platinum mine currently in production. As previously released, PTM has filed a legal appeal process to obtain prospecting permits on it’s War Springs Property and has a pending application on it’s Tweespalk property – both in the northern limb of the Bushveld complex.

On the War Springs property the company has received a summons to court from a third party that disputes the Company’s option agreement and prospecting permit application. The vendor of the property to PTM does not dispute the PTM agreement and has joined the Company in defense of the existing agreements and rights. PTM has received expert legal advice that the claim is without merit and the Company is vigorously defending its agreement and the pursuit of the rightful permission to prospect.

In Canada, PTM holds a large property position in the Lac des Iles area and has an active joint venture with Anglo Platinum in the Sudbury Ontario area at Agnew Lake. A $ 1.25M drill program was completed in 2002 and results are awaited from Pacific Northwest Capital, the project operator. A further program for 2003 is being planned.

Details of Onderstepoort property agreements:

The first agreement is for a further 42.5% of the two portions of the farm Onderstepoort 98JQ property where an initial 50% Option Interest was announced January 24, 2003. (195 hectares)  The remaining 7.5% interest in these two portions has the right to participate following the exercise of PTM’s option or convert to a 1% Net Smelter Return Royalty (“NSR”).  Also the Company has acquired the right to purchase 42.5% of two portions of the farm Mimosa 81JQ (297 hectares) under the same agreement and participation terms. The optional agreement provides for payments of 117,000 Rand (Canadian $21,700 at current exchange rates) on signing, 234,000 Rand (C$43,300) within ten days of a prospecting permit, 390,000 Rand (C$72,200) within six months of a prospecting permit, 780,000 Rand (C$144,500) within 1 year of the prospecting permit, 1,560,000 Rand (C$289,000) within 2 years of a prospecting permit and 2,769,000 Rand (C$513,000) within 3 years of the prospecting permit. PTM may terminate the agreement at any time after the initial payment.

The second and third agreements are for a 100% interest in two additional portions of Onderstepoort 98JQ property, (452 hectares). Under these option agreements prospecting fees of C$6,000 over the first year are payable and the mineral rights can be purchased for a total of 3,000,000 Rand (C$556,000) at the end of the three years from the granting of a Prospecting Permit. A 1% NSR Royalty must also be provided to the mineral rights holders but PTM holds the option to purchase this NSR for 6,000,000 Rand (C$1,100,000). PTM is required to complete 200,000 Rand (C$37,000) in exploration in the three years from grant of a Prospecting Permit. Applications for Prospecting Permits have been applied for on all of the newly acquired properties.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.    REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street

Vancouver BC, V6C 1T2

Telephone: (604) 899-5450

Facsimile:   (604) 484-4710

ITEM 2.    DATE OF MATERIAL CHANGE

April 10, 2003

ITEM 3.      PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated April 11, 2003 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.    SUMMARY OF MATERIAL CHANGE

The Company announces the addition of 749 hectares to their Onderstepoort property in the Western Bushveld complex, South Africa, through the successful completion of three additional property agreements.

On the War Springs property the company has received a summons to court from a third party that disputes the Company’s option agreement and prospecting permit application. The vendor of the property to PTM does not dispute the PTM agreement and has joined the Company in defense of the existing agreements and rights. PTM has received expert legal advice that the claim is without merit and the Company is vigorously defending its agreement and the pursuit of the rightful permission to prospect.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated April 11, 2003.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.   OMITTED INFORMATION

N/A

ITEM 8.   SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 14th day of April 2003.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	X Schedule A Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Platinum Group Metals Ltd.

ISSUER ADDRESS	800 - 409 Granville Street Vancouver BC, V6C 1T2

ISSUER TELEPHONE NUMBER	(604) 899-5450

CONTACT PERSON	R. Michael Jones

CONTACT'S POSITION	President

CONTACT TELEPHONE NUMBER	(604) 899-5450

CONTACT E-MAIL ADDRESS	rmjones@platinumgroupmetals.net

WEBSITE ADDRESS	www.platinumgroupmetals.net

FOR QUARTER ENDED	February 29, 2003

DATE OF REPORT	April 29, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

R. Michael Jones	"R. Michael Jones"	03/04/29
NAME OF DIRECTOR	SIGN	DATE SIGNED
Frank R. Hallam	"Frank R. Hallam"	03/04/29
NAME OF DIRECTOR	SIGN	DATE SIGNED

PLATINUM GROUP METALS LTD.

(Development Stage Company)

INTERIM BALANCE SHEET

FEBRUARY 28, 2003

(UNAUDITED - PREPARED BY MANAGEMENT)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

INTERIM BALANCE SHEET

	FEB 28, 2003	AUG 31, 2002

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,218,278	$898,907
Accounts receivable (Note 4)	152,586	345,442
Prepaid expenses	39,763	58,498

	2,410,627	1,302,847
INVESTMENTS
Investments Active Gold Group Ltd.	160,327	-
Marketable Securities	10,200	93,500
Mineral Properties (Note 5)	3,513,094	2,951,089

	3,683,621	3,044,589

CAPITAL ASSETS	27,596	25,611

	$6,121,844	$4,373,047

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$311,353	$111,428
FUTURE INCOME TAXES	431,400	431,400

	742,753	542,828
SHARE CAPITAL AND DEFICIT
SHARE CAPITAL (Note 7)	8,958,666	6,430,482
DEFICIT	(3,579,575)	(2,600,263)

	5,379,091	3,830,219

	$6,121,844	$4,373,047

CONTINUING OPERATIONS (Note 1)
COMMITMENTS (Note 10)

APPROVED BY DIRECTORS:

"R. Michael Jones"

"Frank R. Hallam"

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

 INTERIM STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	FEB 28, 2003	FEB 28, 2002	FEB 28, 2003	FEB 28, 2002
			$	$
EXPENSES
Amortization	2,586	2,400	4,508	4,687
Annual general meeting	26,920	-	26,920	-
Bank charges & interest	394	-	852	-
Filing and transfer agent fees	28,703	7,708	33,025	9,736
Foreign Exchange	(622)	-	(2,964)	-
Insurance	2,047	-	4,095	1,702
Management fees	104,794	36,501	160,019	83,377
News Releases, printing & mailout	5,169	-	6,718	-
Office and miscellaneous	9,437	5,946	16,514	14,822
Professional fees	78,864	27,234	104,866	46,131
Rent	11,564	6,716	18,280	7,651
Salaries and benefits	24,670	15,533	38,433	24,350
Shareholder relations	56,107	51,632	109,530	78,745
Telephone	5,309	2,388	7,870	6,160
Travel and promotion	25,057	(18,982)	43,682	7,963
Part XII.3 interest	9,713	47,391	9,713	47,391

	(390,712)	(184,467)	(582,061)	(332,715)

INTEREST AND OTHER INCOME	7,770	1,337	12,941	16,491

LOSS BEFORE OTHER ITEM	(382,942)	(183,130)	(569,120)	(316,224)

OTHER ITEM
Property investigations	1,255	49,225	25,935	51,899
Mineral property costs written off	304,885	338,366	380,393	338,366
Loss on sale of marketable securities	1,614	-	3,864	-

	(307,754)	(387,591)	(410,192)	(390,265)

LOSS FOR THE PERIOD	(690,696)	(570,721)	(979,312)	(706,489)

DEFICIT, beginning of period	(2,888,879)	(968,411)	(2,600,263)	(832,643)

DEFICIT, end of period	(3,579,575)	(1,539,132)	(3,579,575)	(1,539,132))

PLATINUM GROUP METALS LTD.

 FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

 INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	February 28,	February 28,	February 28,	February 28,
	2003	2002	2003	2002

			$	$
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Loss for the period	(690,696)	(570,721)	(979,312)	(706,489)
Add items not affecting cash:
Amortization	2,586	2,400	4,508	4,687
Loss on sale of marketable securities	1,614	-	3,864	-
Write Off Mineral Property	304,885	338,366	380,393	338,366
Net change in non-cash working capital	300,482	18,012	411,516	40,964

	(81,129)	(211,943)	(179,031)	(322,472)
FINANCING ACTIVITIES
Issuance of shares	2,285,223	1,692,760	2,522,484	1,692,760
Special warrants	-	-	-	-
Obligation to issue shares	-	-	-	-

	2,285,223	1,692,760	2,522,484	1,692,760
INVESTING ACTIVITIES
Acquisition of capital assets	(5,136)	(3,697)	(6,493)	(17,613)
Acquisition cost of mineral properties	(57,375)	(1,486,463)	(273,161)	(1,621,444)
Exploration advance received	-	-	-	-
Exploration & development expenditures	(348,567)	(387,060)	(671,537)	(681,601)
Investment in Active Gold Group Ltd.	-	-	(160,327)	-
Loan receivable	-	100,000	-	-
Proceeds on sale of marketable securities	48,436	-	87,436	-

	(362,642)	(1,777,220)	(1,024,082)	(2,320,658)
INCREASE (DECREASE) IN CASH &
EQUIVALENTS	1,841,452	(296,403)	1,319,371	(950,370)
CASH & EQUIVALENTS, beginning of
period	376,826	890,579	898,907	1,544,546

CASH & EQUIVALENTS, end of period	2,218,278	594,176	2,218,278	594,176

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the period ended February 28, 2003, the Company issued 14,696 common shares with a value of $5,700 in connection with the acquisition of mineral properties.

During the period ended February 28 2003, the Company received marketable securities with a fair value of $8,000 relating to option payments received and applied to mineral property costs as recoveries.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:

During the period no interest or income tax expenses were paid.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

1. CONTINUING OPERATIONS

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. ("Old Platinum") and New Millennium Metals Corporation ("New Millennium"). Old Platinum was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. Later, on March 22, 1999 the Company was renamed New Millennium Metals Corporation. As a result of the amalgamation both New Millennium and Old Platinum ceased to exist as of February 18, 2002. However, as a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed as of February 18, 2002 and it assumed all of the rights and obligations of the two predecessor corporations. As described in Note 3, Old Platinum was identified as the acquirer and the business combination was recorded as a purchase of New Millennium by Old Platinum.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Ontario and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.  SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 13.

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. During 2002, the Company formed a 100% South African subsidiary named Platinum Group Metals (RSA) (PTY) Ltd. for the purposes of holding mineral rights and conducting operations on behalf of the Company in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - ("AcG 11"). The guideline addresses three distinct issues including (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Recently, the Emerging Issues Committee issued Abstract 126, Accounting by Mining Enterprises for Exploration Costs, which provided further guidance on AcG 11. Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment. The Company has reviewed and determined that implementation of this Abstract has no material effect on the results of operations or financial position of the Company.

(c)  Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments with an original maturity of 90 days or less.

(d) Marketable securities

Marketable securities are recorded at the lower of cost or fair market value.

(e) Capital assets

 Capital assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

                             Computer hardware                        30%

                            Computer software                         30%

                                     Office furniture and equipment           20%

(f) Stock-based compensation plan

The Company has established a stock-based compensation plan, which is described in Note 7 (c). No compensation expense is recognized for these plans when stock or stock options or share purchase warrants are issued at fair value to employees or directors. Any consideration paid by employees or directors on exercise of stock options or purchase of stock is credited to share capital.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h) Earnings (loss) per common share

As of September 1, 2001, the Company retroactively adopted the treasury stock method for the calculation of diluted earnings per share in accordance with a new Canadian Institute of Chartered Accountants accounting standard. As a result of this change, diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive. The impact of this change in accounting policy on the current and comparative diluted earnings per share was not material.

(i) Financial instruments

The carrying values of cash, short-term investments, marketable securities, amounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

(j) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

(k) Comparative figures

Certain of the prior year comparative figures have been reclassified to conform with the current year's presentation.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

3. AMALGAMATION

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. Under the terms of the arrangement, in exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium. The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium. Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted according to a ratio of 1.65:1. This business combination has been accounted for as a purchase transaction with the predecessor company, Platinum Group Metals Ltd., identified as the acquirer. Consideration to the shareholders of New Millennium Metals Corporation consisted of 5,468,421 shares of the Company at a price of $0.24 per share. Costs of the amalgamation totaled $231,325. The total cost to the Company was therefore $1,541,710. The results of operations and financial position of New Millennium were consolidated with the accounts of the Company with effect from February 18, 2002.

The fair value of assets acquired is as follows:

4. AMOUNTS RECEIVABLE

1 Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business, bear no interest and are due on demand.
2 At August 31, 2002, 340,211 common shares of the Company were issued upon the conversion of 340,211 share purchase warrants. Proceeds on the exercise of these warrants were received subsequent to August 31, 2002.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

5. MINERAL PROPERTIES

Details of mineral properties are as follows:

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

5. MINERAL PROPERTIES (Continued)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

5. MINERAL PROPERTIES (Continued)

* Pursuant to an agreement dated April 12, 2002, the Company optioned Wheaton River Minerals Ltd. the right to earn up to a 25% interest in the Shelby Lake and Lac des Iles River properties in exchange for funding up to $400,000 in exploration expenses on the two properties. For the initial $200,000 worth of the required expenditures Wheaton River could earn a 10% interest in the two properties. However, once the initial $200,000 was spent, either Wheaton River or the Company could elect to convert all of Wheaton River's rights and interests to the properties into common stock of the Company at a price of $0.35 per share for the work funded to date. During the period $200,061 in work was completed by Wheaton River. Wheaton River then exercised it's option and converted their rights and interests into 571,603 common shares of the Company, thus terminating the option agreement. As a result, $143,209 in recovered costs at August 31, 2002 were reversed during the period, resulting in a net expense of $81,835 at February 28, 2003.

(a) Sudbury

(i) Agnew Lake
Pursuant to an agreement dated March 1, 1999, New Millennium acquired an option to earn a 99% interest in 38 claims located near Sudbury, Ontario known as the Agnew Lake property in exchange for option payments of $170,700 (of which $125,700 has been paid as of March 1, 2003) and 60,606 shares (all of which have been paid) over a five-year period. In addition, New Millennium, or its assignee, must complete a total work commitment of $2,000,000 over an unspecified period of time. The vendors retain a 2% royalty interest. The Company staked an additional 182 contiguous claims that are also included under the terms of the above-noted agreement.

At August 31, 2002 the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $1,594,945 to be performed through a joint venture arrangement with Pacific North West Capital Corporation ("PFN") and Kaymin Resources Limited ("Kaymin"), a subsidiary of Anglo American Platinum Corporation Limited.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

5. MINERAL PROPERTIES (Continued)

(a) Sudbury (continued)

(i)Agnew Lake (continued)

New Millennium optioned the Agnew Lake property to PFN on June 18, 2000. PFN may acquire 50% of the Company's rights and interests in Agnew Property by issuing 125,000 shares to the Company, (which have been received), making cash payments to the Company totaling $200,000 over four years, (of which $100,000 has been received) and completing $500,000 in exploration over four years. In the event that PFN does not incur the required $500,000 in exploration expenses on its own account, they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares.

In late 2001 New Millennium and PFN agreed to amend the Agnew Lake Option Agreement so that PFN will make four annual payments of 75,000 PFN common shares towards the exercise of their option. It was agreed that these shares not be valued at less than $0.60 per share for the purpose of exercising PFN's option. To the date of writing, the Company has received two payments of 75,000 PFN shares towards the exercise of PFN's option. PFN has not reported any exploration expenditures spent on the project to its own account.

PFN is the project operator and will be responsible for completion of all assessment and filing requirements as long as it remains operator.

On June 22, 2001 New Millennium and PFN optioned their interests in the property to Kaymin Resources Limited ("Kaymin"). Kaymin may acquire a 50% interest in the combined rights and interests of New Millennium and PFN by making cash payments of $200,000 to each party (which have been received) and incurring exploration expenditures of not less than $6,000,000 by December 31, 2004. Kaymin's work expenditures will satisfy the balance of the Company's total work commitment to the original vendors. Kaymin can earn an additional 10% by completing a bankable feasibility study and arranging financing for any development or construction.

On November 1, 2001 New Millennium and PFN entered into an option agreement with ProAm Explorations Corporation to acquire a 100% interest in three additional claims adjacent to the Agnew Lake property by making cash payments of $30,000 ($11,500 paid), issuing 29,091 shares of the Company, 18,181 of which have been issued to February 28, 2003, and 21,000 shares of PFN over two years and completing $400,000 in exploration expenditures over a four-year period.

Under the terms of the agreement, these claims become part of the Agnew Lake property and are subject to the PFN and Kaymin option agreements existing on that property. The claims are subject to a 2.5% NSR royalty.

(ii) West Sudbury Basin

Pursuant to an agreement dated June 5, 2002 and amended October 17, 2002, the Company granted an option to Arcata Resources Corp. whereby they may acquire a 60% interest in the Company's Levack, Windy Lake and Cascaden-Ministic properties located in the West Sudbury basin area of Ontario. To earn its interest Arcata must make cash payments to the Company totaling $133,000 ($3,000 received), issue to the Company 325,000 common shares of Arcata (200,000 shares received) and spend $1.5 million on exploration expenditures over a five year period. Arcata will also be responsible to maintain the Company's requirements pursuant to underlying option agreements on the Levack and Windy Lake claims by making the remaining cash payments to the vendors totaling $95,000 ($2,000 received) over five years.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

5. MINERAL PROPERTIES (Continued)

(b) Thunder Bay

(i) Pebble

Pursuant to an agreement dated March 29, 2000, and amended Oct. 31, 2000, Dec. 3, 2001, Sept. 18, 2002, and Oct. 17, 2002, the Company acquired an option to earn a 51% interest in 96 mineral claims located near Thunder Bay, Ontario known as the Pebble property in exchange for cash payments of $34,000 (of which $19,000 has been paid) and the expenditure of $500,000 in exploration within 5 years from the date of the agreement. The Company was originally obligated to pay $5,000 (paid) and incur $100,000 ($82,605 incurred) in exploration expenditures prior to March 30, 2001 in order to keep the option in good standing. The Company has been granted an extension to July 31, 2003. The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest described above.

(ii) South Legris

Pursuant to an April 2000 agreement, amended Oct. 31, 2000 and an underlying agreement dated Feb. 14, 2000, the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (of which, $47,300 has been paid) and the expenditure of $1,000,000 ($484,317 incurred) in exploration expenditures within 5 years of the date of the agreement. The Company also has an option to acquire an additional 10% interest by completing a feasibility study within 36 months of earning the 50% interest described above. A 2% NSR Royalty is owing and portion of the property to the underlying vendor.

(iii) Stucco

Pursuant to an option agreement dated September 27, 2001, amended September 18, 2002, and an underlying agreement dated September 21, 2001, the Company has an option to acquire a 51% undivided interest in 298 units known as the Stucco property located in the Thunder Bay Mining District, Ontario. To acquire the interest the Company must pay $65,000 (of which $40,000 has been paid) and incur $1,000,000 ($336,848 incurred) in exploration expenditures within 4 years of the date of the agreement. The Company has an option to acquire an additional 9% interest in the property by completing a feasibility study within 36 months of the notice that the Company has earned the 51% interest in the property described above. The Company has also agreed to reimburse the optionor at market price, but not to exceed $2.00 per share, for 50,000 shares of the optionor to be issued under the terms of the underlying agreement.

According to the underlying agreement, the underlying vendors retain a 2% net smelter royalty return. If commercial production does not commence within 4 years and/or 6 years of regulatory approval, advance royalty payments of $5,000 per annum and $10,000 per annum respectively will be payable to the vendors. The optionors can purchase 1% of net smelter royalty return for from the vendors for $1,000,000 at any time.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

5. MINERAL PROPERTIES (Continued)

(c) Lac des Iles

(i) Shelby Lake

On June 28, 2000, the Company entered an option agreement to earn up to 60% interest in the Shelby Lake property in the Lac des Iles area in Ontario. To earn a 50% interest the Company is required to make cash payments to the optionor of $10,000 by September 28, 2000 (which have been paid), issue 30,303 shares to the optionor (which have been issued) and complete $500,000 in exploration expenditures over a four-year period, $416,345 of which has been incurred to February 28, 2003 (August 31, 2002 - $275,602; December 31, 2001 - $172,428).

The Company may earn a further 10%, for a total of 60%, by expending a further $500,000 over an additional 30-month period. Under the terms of an underlying agreement dated February 7, 2000 the property is subject to a 2% NSR royalty, of which the Company can purchase back one half for $500,000.

(ii) Taman Lake Project

Pursuant to option agreements dated February 7, 2000 New Millennium has acquired an option to earn an undivided 100% interest in the Taman, and Taman East properties. To exercise its option the Company must make payments of $120,000 over three years ($63,500 of which has been paid to August 31, 2002) and issue 90,909 shares over three years (68,183 of which have been issued to August 31, 2002). The project is subject to a 3% NSR royalty, of which the Company may buy one half for $1,000,000.

(iii) Senga and Tib

The Company acquired these claims by staking on March 20, 2000. They are located in the Lac des Iles region of Ontario and consist of 6,384 hectares. These properties are contiguous with the Company's Taman and Dog River holdings in the same area.

(iv) Dog River

By way of an option agreement dated May 1, 2000 New Millennium acquired an option to earn a 60% interest in the Dog River property, located in the Lac Des Iles area, from Fort Knox Gold Resources Inc. ("Fort Knox"). Fort Knox in turn held an option to acquire 100% of property from an underlying vendor. To earn a 50% interest New Millennium was required to make payments of $50,000 over three years, $30,000 of which was paid to December 31, 2001, issue 30,303 shares over two years, of which 15,152 were issued to December 31, 2001 and complete exploration expenditures of $500,000 over four years, $68,402 of which have been incurred to December 31, 2001. New Millennium could earn an additional 10% interest by incurring a further $500,000 in expenditures.

On February 18, 2002 the Dog River option agreement with Fort Knox was extinguished and any and all of Fort Knox's interest in the property were ceded to the Company and the Company has no further obligations to Fort Knox. Coincident with this extinguishment the Company entered into an option agreement with the underlying vendor whereby it may earn a direct 100% interest in the Dog River Property. To exercise its option under the new agreement the Company must make cash payments of $35,000 over two years, $20,000 of which has been paid and issue 60,000 shares over two years, 30,000 of which have been issued.

The property remains subject to a 2.5% NSR royalty in favour of the vendor. The Company has the right to purchase on half of this NSR royalty of the royalty for $1,500,000.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

5. MINERAL PROPERTIES (Continued)

(c) Lac des Iles (Continued)

(v) Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the property by making payments to the optionors of $38,500 over three years, $33,500 of which has been paid to August 31, 2002, and completing exploration expenditures of $1,000,000 over five years, $382,113 of which has been incurred to February 28, 2003. The Company can earn an additional 10% interest on completion of a feasibility study within a further three years. Further work programs are scheduled on the property for 2003.

(d) Republic of South Africa

(i) War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement with a vendor group of mineral rights holders whereby it may earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg, Republic of South Africa. The properties are comprised of the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property. The two properties are both located on the postulated extension of the Platreef near the PPRust Platinum mine operated by Anglo American Platinum Corporation Limited. Costs of investigation and acquisition amounting to $187,820 had been incurred prior to the period end and these costs have been deferred.

The agreement allows the Company to purchase 100% of these mineral rights at any time over the next three years for US $475 per hectare in year one, or US $570 per hectare in year two, or US $690 per hectare in year three. In addition, the Company has agreed to pay prospecting fees to the mineral rights holders of US $2.50 per hectare in year one, US $2.75 per hectare in year two and US $3.25 per hectare in year three. The mineral rights holders retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR at any time for US $1.4 million. A 5% finders fee on payments made to the mineral rights holders is payable to GeoActiv Dynamic Geological Services, a South African corporation retained by the Company.

(ii) Ledig

The Company entered into an option agreement with Ledig Minerale Regte 909 JQ (pty) Ltd. ("Ledig Minerale") whereby the Company may earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm property located in the Western Bushveld area near Sun City, South Africa, approximately 100km northwest of Johannesburg. At February 28, 2003 the Company had incurred $273,176 in investigation and acquisition costs relating to the property and these costs have now been written-off. Further payments and work by the Company were contingent upon completion of certain title confirmation procedures by Ledig Minerale and the granting of a valid prospecting license by the Government of the Republic of South Africa by February 28, 2003. These conditions were not met and the Company refused to waive them. The agreement was therefore terminated.

(iii) Elandsfontein

The Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa. To earn its interests the Company made an initial payment to the Vendor of ZAR 150,000 (about C$27,000). The Company must also pay a base price of ZAR 43 (C$7.70) per tonne of open castable economic resource on the property, to a minimum of ZAR 4,000,000 (about C$715,000). A further payment of ZAR 4.30 (C$0.77) per tonne is due on any economic underground resource within 90 days of the receipt of a mining authorization. The Company is also obligated to a ZAR 400,000 (about C$71,500) exploration program and such a program commenced in February 2003.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

5. MINERAL PROPERTIES (Continued)

(e) Write-down of mineral properties

During the first two quarters of 2003 the carrying values of certain of the Company's mineral properties were determined to be impaired, resulting in a write-down of mineral properties costs of $380,393 (Aug. 2002 - $1,090,871; Aug. 2001 - $7,325; Aug. 2000 - $Nil).

(f) Acquisition of New Millennium Metals Corporation

On February 18, 2002 the Company completed an amalgamation with New Millennium Metals Corporation.  The Company acquired nineteen properties through the amalgamation. These properties have been recorded on the books of the Company at a value of $1,930,444 representing an amount of $1,471,382 as the carrying value from the books of New Millennium plus an additional $459,062 representing the excess of fair value for the consideration given for the properties by the Company.

6. CAPITAL ASSETS

7. SHARE CAPITAL

 (a) Authorized

1,000,000,000 common shares without par value

 (b) Issued and outstanding

 During the period ending February 28, 2003 the Company issued 14,696 common shares in connection with the acquisition of mineral properties at a fair value of $5,700.

During the period ending February 28, 2003 the Company issued 571,603 common shares in exchange for $200,061 worth of exploration work on the Shelby Lake and Lac des Iles River properties pursuant to an Option Agreement with Wheaton River Minerals Ltd. dated April 12, 2002. In exchange for funding an initial $200,000 in work, Wheaton River could earn a 10% interest in the two properties, or they or the Company could elect to convert all of Wheaton River's rights and interests to the properties into common stock of the Company, thus terminating the option agreement. Wheaton River elected to convert their interest to shares.

On December 18, 2002 the Company announced the closing of a private placement for proceeds of $500,000. A total of 1,000,000 units were issued at a price of $0.50 per share. Each unit consisted of one common share and one half common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.75 until December 17, 2004. No finder's fee or commission was paid with respect to this private placement.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

7. SHARE CAPITAL

(b) Issued and outstanding (Continued)

On December 23, 2002 the Company announced the closing of a private placements for an amount of $1,799,125. All but $100,000 of this amount was brokered. Proceeds of $767,875 were from the sale of 1,181,346 Flow Through Units at $0.65 per unit. Each Flow Through Unit consisted of one flow through common share and one non-flow through common share purchase warrant exercisable at a price of $0.85 for a period of 12 months from the date of closing. Proceeds of $1,031,250 were from the sale of 2,062,500 Non-Flow Through Units at a price of $0.50 per unit. Each unit consisted of one common share and one half common share purchase. A cash commission of $118,939 was paid on the brokered placements. In addition, 304,385 broker's warrants were issued, exercisable into one common share at a price of $0.75 until December 23, 2004.

During the period ended February 28, 2003, 714,272 shares of the Company were released from escrow. During fiscal 2002 the Company issued 102,728 common shares in connection with the acquisition of mineral properties at a fair value of $36,509.

During fiscal 2002 the Company issued 1,327,500 common shares pursuant to a flow-through private placement at $0.25 per share, less issue costs of $12,000 for net proceeds of $319,875. These placements were completed at market value and there was no premium obtained by way of their flow-through nature. The Company renounced $331,875 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2002. At August 31, 2002, approximately $236,000 of this obligation remained outstanding. Subsequent to year-end this requirement was met.

On January 30, 2002 the Company issued 250,000 common shares pursuant to a non-brokered private placement at $0.25 per share for total proceeds of $62,500.

On February 18, 2002 the Company completed an amalgamation by plan of arrangement with New Millennium Metals Corporation. The Company acquired all of the 9,022,895 issued and outstanding shares of New Millennium in exchange for 5,468,421 shares of the Company.

During fiscal 2002 the Company issued 1,403,572 common shares pursuant to a private placement at $0.28 per share for total proceeds of $393,000. There were 701,786 common share purchase warrants issued with the common shares which are exercisable at $0.36 per share until May 30, 2003.

On June 6, 2002 the Company closed a private placement of 3.2 million common shares at $0.25 per common share. In connection with the placement the Company issued brokers warrants to purchase 319,000 shares at $0.25 per share until June 6, 2003. Issue costs related to this placement totaled $70,038.

During fiscal 2001 the Company issued 3,195,391 common shares at $0.50 per share pursuant to initial public offering for net proceeds of $1,356,532 (after deducting expenses of the issue of $241,164). The agents received 319,539 share purchase warrants exercisable at $0.50 per share up to March 22, 2003.

During fiscal 2001 the Company issued 2,383,090 flow-through shares at $0.55 per share for net proceeds of $1,107,771 (after deducting expenses of the issue of $202,929). The Company renounced $1,310,700 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2002. This requirement was met in 2002. The agents received 238,309 share purchase warrants exercisable at $0.55 per share up to December 22, 2002. At November 30, 2002 there were 79,020 of these share purchase warrants outstanding. Subsequent to the end of the period 78,880 share purchase warrants were exercised and 140 share purchase warrants expired.

During fiscal 2001 210,000 common shares were issued in connection with the acquisition of mineral properties at a fair value of $57,050, at the date of issuance.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

7. SHARE CAPITAL (Continued)

(c) Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant. The following table summarizes the Company's options:

The following table summarizes options outstanding and exercisable at February 28, 2003:

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

7. SHARE CAPITAL (Continued)

(d) Share purchase warrants

Of the 3,926,267 common share warrants outstanding at February 28, 2003, 701,786 are exercisable at $0.36 per warrant, expiring on May 30, 2003, 207,500 are exercisable at $0.25 per warrant expiring on June 6, 2003, 1,835,635 are exercisable at $0.75 per warrant expiring on December 24, 2004, and 1,181,346 are exercisable at $0.85 per warrant expiring on December 24, 2003.

(e) Share Capital Commitments

At August 31, 2002, the Company entered into a firm obligation to issue 30,000 shares (2001 - 10,000 shares) with a value of $9,000 (2001 - $2,600) in connection with acquisition of mineral properties.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

8. RELATED PARTY TRANSACTIONS

During the period, transactions with related parties were recorded as follows:

(a) Management and consulting fees of $86,496 (Aug. 2002 - $163,229; 2001 - $ 98,974) were incurred with directors. As at February 28, 2003, an amount of $7,772 owing was included in accounts payable (Aug. 2002 - $ 4,858; Aug. 2001 - $4,371).

(b) Accounting services of $4,100 (Aug. 2002 - $22,500; Aug. 2001 - $41,100) were incurred with a partnership in which a former officer has an interest.

(c) Geological and administration fees of $39,000 (Aug. 2002 - $64,025; Aug. 2001 - $57,790) were incurred with an officer. As at February 28, 2003, an amount of $nil owing was included in accounts payable (Aug. 2002 - $ 6,260; Aug. 2001 - $9,425).

(d) On November 26, 2002 the Company purchased 1,461,904 shares of seed capital in Active Gold Group Ltd. for an average price of $0.11 per share. This represents approximately a 27% interest in Active Gold Group at November 30, 2002. Active Gold Group is a private company incorporated in Canada and which was conceptualized and formulated by the Company. It's business plan is to acquire and develop mature gold properties in South Africa. Active Gold is related to the Company by way of a common director and a common officer. At February 28, 2003 Active Gold owed the Company an amount of $19,444 for business costs. See Note 4. to these financial Statements.

9. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets and liability are as follows:

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

(Unaudited - Prepared by Management)

10. COMMITMENTS

(a) The Company has entered into an investor relation's letter agreement dated March 12, 2001 with Roth Investors Relations, Inc. ("Roth") of New Jersey, U.S.A. The term of the agreement is for one year, which is renewable in one-year increments. Roth will be paid U.S.$4,000 per month plus expenses.

(b) During the fiscal year the Company entered into an office space lease agreement for a period of three years commencing December 1, 2001. The payments are as follows:

11. NET CHANGE IN NON-CASH WORKING CAPITAL

12. SUBSEQUENT EVENTS

 Subsequent events of a minor nature may be disclosed elsewhere within these financial statements.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	Schedule A X Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Platinum Group Metals Ltd.

ISSUER ADDRESS	800 - 409 Granville Street Vancouver BC, V6C 1T2

ISSUER TELEPHONE NUMBER	(604) 899-5450

CONTACT PERSON	R. Michael Jones

CONTACT'S POSITION	President

CONTACT TELEPHONE NUMBER	(604) 899-5450

CONTACT E-MAIL ADDRESS	rmjones@platinumgroupmetals.net

WEBSITE ADDRESS	www.platinumgroupmetals.net

FOR QUARTER ENDED	February 29, 2003

DATE OF REPORT	April 29, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

R. Michael Jones	"R. Michael Jones"	03/04/29
NAME OF DIRECTOR	SIGN	DATE SIGNED
Frank R. Hallam	"Frank R. Hallam"	03/04/29
NAME OF DIRECTOR	SIGN	DATE SIGNED

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.  ANALYSIS OF EXPENSES AND DEFERRED COSTS

a) General and Administrative Expenses

General and administrative expenses for the six month period totaled $474,217 (2002 - $316,224), net of interest and other income of $12,941 (2002 - $16,491). Shareholder relations expense, consisting of two approved outside investor relations consulting contracts in Canada and the USA, web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $116,248 (2002 - $78,745). Transfer agent and listing and sustaining fees totaled $33,025 (2002 - $9,736). Professional fees of $59,963 (2002 - $46,131) were incurred for legal, audit and accounting services. Management fees expense totaled $110,019 (2002 - $83,377). The Company's amalgamation with New Millennium Metals Corporation in February 2002 and its increased activity level in Canada and South Africa have resulted in higher costs in this period as opposed to the previous years comparative period.

b) Investment in Mineral Properties

Exploration and development costs deferred for the period totaled $722,815 (2002 - $681,601). Of that amount approximately $423,855 was incurred on the Company's Thunder Bay properties, approximately $7,124 was incurred on the properties near Sudbury, while $24,275 was recovered by the way of option agreements with Arcata Resources Corporation on the Levack, Cascaden, and Windy Lake properties, and $35,000 recovered for the Agnew property. Approximately $291,836 was incurred on the Company's new South African properties. During the period $380,393 (2002 - $338,366) in net deferred costs relating to mineral properties were written off. A breakdown of these costs can be seen in the Note 5. of the Company's quarterly unaudited Financial Statements.

2. RELATED PARTY TRANSACTIONS
Management and consulting fees of $86,496 (2002 - $109,541) were incurred with five directors during the period ended February 28, 2003. Approximately $61,971 is related to fees for the Company's President. At February 28, 2003 fees totaling $7,772 (2002 - $5,639) were owed and were included in accounts payable. Accounting services of $4,100 (2002 - $22,500) were incurred with a partnership in which a former officer has an interest for accounting services. Geological fees of $39,000 (2002 - $28,275) were incurred with an officer during the period, of which nil (2002 - nil) was owing and included in accounts payable.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

a) Shares issued during the period:

		Number
		Issued	Value

Common shares at $0.33 for mineral properties		9,696	$3,200
Common shares at $0.50 for mineral properties		5,000	2,500
Common shares at $0.35 on option exercise		70,000	24,500
Common shares at $0.55 on option exercise		6,500	3,575
Common shares at $0.35 for cash		571,603	200,061
Common shares at $0.25 on warrant exercise		111,500	27,875
Common shares at $0.50 on warrant exercise		144,110	72,055
Common shares at $0.55 on warrant exercise		82,880	45,584
Common shares at $0.50 for private placement		3,062,500	1,431,350
Common shares at $0.65 for private placement		1,181,346	767,875

	Sub-total:	5,245,135	$2,578,575

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED (Continued)

a) Shares issued during the period (Continued):
On September 2, 2002 the Company granted 50,000 incentive stock options to a consultant and advisory board member. The options are exercisable at a price of $0.95 per share for a term of three years. On December 12, 2002 the Company granted 85,000 incentive stock options to two consultants. The options are exercisable at a price of $0.55 per share for a term of three years. On January 3, 2003 the Company granted 25,000 incentive stock options to an employee. The options are exercisable at a price of $0.70 per share for a term of five years. During the period 50,000 options to a former employee were cancelled.

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a) Authorized and issued share capital:

Class	Par Value Authorized		Issued	Amount

Common	NPV	1,000,000,000	27,366,657	$8,913,763

b) Options outstanding:

		Exercise		No of
Name of Optionee	Date Granted	Price	Expiry Date	Shares

R. Michael Jones	January 31, 2000	$0.55	January 31, 2005	225,000
Dennis Gorc	January 31, 2000	$0.55	January 31, 2005	150,000
Cyrus Driver	January 31, 2000	$0.55	January 31, 2005	25,000
Barry Smee	January 31, 2000	$0.55	January 31, 2005	125,000
Douglas Hurst	January 31, 2000	$0.55	January 31, 2005	100,000
Iain McLean	January 31, 2000	$0.55	January 31, 2005	100,000
Cyrus Driver	June 15, 2001	$0.55	June 15, 2005	65,000
Barry Smee	March 6, 2002	$0.35	March 6, 2007	60,000
Dennis Gorc	March 6, 2002	$0.35	March 6, 2007	40,000
Douglas Hurst	March 6, 2002	$0.35	March 6, 2007	60,000
Frank Hallam	March 6, 2002	$0.35	March 6, 2007	42,000
Iain McLean	March 6, 2002	$0.35	March 6, 2007	60,000
R. Michael Jones	March 6, 2002	$0.35	March 6, 2007	120,000
Frank Hallam	March 6, 2002	$0.55	March 6, 2007	60,000
Frank Hallam	July 16, 2002	$0.75	July 16, 2007	50,000
Employees	January 31, 2000	$0.55	January 31, 2005	37,500
Employees	March 6, 2002	$0.35	March 6, 2007	60,000
Employees	March 6, 2002	$0.55	March 6, 2007	105,000
Consultants	June 19, 2002	$0.60	June 19, 2007	300,000
Consultants/Advisors	July 16, 2002	$0.75	July 16, 2007	150,000
Consultants/Advisors	September 2, 2002	$0.95	Sept. 2, 2005	50,000
Consultants/Advisors	December 12, 2002	$0.55	Dec. 12, 2005	85,000
Employees	January 3, 2003	$0.70	Jan. 3, 2008	25,000

			Total:	2,094,500

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

 4.    SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD (Continued)

c) Warrants outstanding:

The following warrants are each exercisable into one common share of the Company as follows:

Number of                                Exercise

Warrants                          Price                       Expiry

701,786                                    $ 0.36                       May 30, 2003

207,500                           $ 0.25                      June 6, 2003

1,835,635                         $0.75                       December 24, 2004

1,181,346                         $0.85                       December 24, 2003

d) Shares in escrow or subject to pooling

Escrowed at December 23, 2002           199,318 shares

Subject to pooling                             none

5. LIST OF DIRECTORS AND OFFICERS

a)  Directors:

 R. Michael Jones                                    Barry W. Smee

Iain McLean                                            Douglas Hurst

Frank Hallam

b) Officers:

R. Michael Jones (President)                     Barry Smee (Secretary)

Frank Hallam (Chief Financial Officer)         Dennis Gorc (VP Exploration)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

1. DESCRIPTION OF BUSINESS
The Company was incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. Platinum Group Metals Ltd. was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. Later, on March 22, 1999 the Company was renamed New Millennium Metals Corporation. As a result of the amalgamation both New Millennium Metals Corporation and Platinum Group Metals Ltd. ceased to exist as of February 18, 2002 and a new company, also named Platinum Group Metals Ltd., was formed and it assumed all of the rights and obligations of the two predecessor corporations.

In exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium. The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium. Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted according to a ratio of 1.65:1.

The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the Property, and any future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a) Results of Operations
During the period the Company incurred a loss of $884,409 (2002 - $706,489). Included were mineral property write down expenses of $380,393 (2002 - 338,366). General and administrative expenses totaled $487,158 (2002 -$332,715) before interest and other income of $12,941 (2002 - $16,491).

b) Exploration Programs and Expenditures

During the period the Company focused its Canadian exploration efforts on detailed geology, geochemistry and drilling work on its properties located near Thunder Bay, Ontario. Exploration results have been positive and further work is recommended including drilling, however detailed budgets have not been completed at this time.

On the Company's Agnew Lake Property located west of Sudbury, Ontario, Joint Venture partners Pacific Northwest Capital and Kaymin Resources Limited, a subsidiary of Anglo American Platinum Corporation Limited, have spent approximately $2.12 million, and are conducting a $300,000 (plus detailed airborne survey) third year exploration program.

The Company acquired many of its Thunder Bay and Sudbury properties through its amalgamation with New Millennium Metals Corporation. At February 18, 2002 these properties had a net acquisition cost to the Company of $1,930,444. Including the New Millennium properties, acquisition costs incurred and deferred during the year ended August 31, 2002 totaled $2,195,517 (2001 - $171,722). Exploration and development costs deferred for the year ended August 31, 2002 totaled $977,795 (2001 - $783,590).

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS (Continued)

b) Exploration Programs and Expenditures (Continued)

During the period ended February 28, 2003 approximately $328,860 was incurred on property acquisition costs and $722,815 was incurred on exploration and development costs. Exploration costs of approximately $423,855 were incurred on the Company's Thunder Bay properties, approximately $7,124 was incurred on the properties near Sudbury and approximately $291,836 was incurred on the Company's new South African properties. Exploration costs in Thunder Bay during the period included $241,156 incurred on the Shelby property with drilling - $127,878, and geochemical - $51,342 being the major expenditure categories. More detail is provided in Note 5. of the financial statements included in Schedule A of this filing.

Cost recoveries on mineral properties during the year ended August 31, 2002 amounted to $198,709 (2001 - $300,000). During 2002 $1,090,871 (2001 - $7,325) in net deferred costs relating to mineral properties were written off. A breakdown of these costs can be seen in the Note 5. of the Company's annual Audited Financial Statements. Cost recoveries for the period ending February 28, 2003 actually amounted to a net expense of $81,835. This was due to an amount of $143,209 in recovered costs at August 31, 2002 being reversed during the period as a result of Wheaton River electing to convert its right to earn an interest in the Company's Shelby Lake and Lac des Iles River properties into shares at $0.35 per share. A total of 571,603 shares were issued in exchange for $200,061 in work. See Note. 5. of the financial statements included in Schedule A of this filing.

The Company has focused its recent acquisition efforts on the Republic of South Africa ("RSA"). The Company has formed a 100% South African subsidiary named Platinum Group Metals (RSA)(Pty) Ltd. for the purposes of holding mineral rights and conducting operations on behalf of the Company in the RSA. The Company has also entered into an exclusive services contract with GeoActiv Dynamic Geological Services, a South African company, whereby GeoActiv will provide expert geological consulting to the Company for the purposes of acquiring, exploring and developing mineral properties in the RSA.

On June 3, 2002, the Company acquired a right to earn up to a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg. The properties are comprised of the 2,396 hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited. Costs of investigation and acquisition amounting to $141,450 were incurred prior to year-end and these costs have been deferred. The Company may purchase 100% of these mineral rights at any time over the next three years for US $475 per hectare in year one, or US $570 per hectare in year two, or US $690 per hectare in year three. The Company has also agreed to pay prospecting fees to the vendors of US $2.50 per hectare in year one, US $2.75 per hectare in year two and US $3.25 per hectare in year three. The vendors retain a 1% NSR Royalty on the Property, subject to the Company's right to purchase the NSR at any time for US $1.4 million. A 5% finders fee on payments made to the vendors is payable to GeoActiv Dynamic Geological Services.

Subsequent to the Company acquiring rights to the War Springs Property on the Northern Limb, another company was granted a prospecting permit covering part of the same ground. That company reports to have an interest in one third of certain portions of the War Springs property. The title deed on file restricts such an interest. The Company contends that this prospecting permit was granted in error based on the title and restriction and has filed a formal appeal with the Ministry of Minerals and Energy in South Africa. In March of 2003 the opposing company filed a writ of summons to commence a legal action in South Africa claiming that the Company's option agreement is invalid, thereby hoping to prevent the Company from using the appeal process. The Company contends that such claims are without merit and the Company and the vendor of rights to the Company will vigorously defend its rights and interests in the property.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS (Continued)

b) Exploration Programs and Expenditures (Continued)
The Company entered into an option agreement with Ledig Minerale Regte 909 JQ (pty) Ltd. ("Ledig Minerale") whereby the Company may earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm property located in the Western Bushveld area of South Africa. At February 28, 2003 the Company had incurred $273,176 in investigation and acquisition costs relating to the property and these costs have now been written-off. Further payments and work by the Company were contingent upon completion of certain title confirmation procedures by Ledig Minerale and the granting of a prospecting license by the Government of the Republic of South Africa by February 28, 2003. These conditions were not met. The Company refused to waive the conditions and the agreement was terminated.

The Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa. To earn its interests the Company made an initial payment to the Vendor of ZAR 150,000 (about C$27,000, paid).

The Company has the option to pay a base price of ZAR 43 (C$7.70) per tonne of open castable economic resource on the property, to a minimum of ZAR 4,000,000 (about C$715,000). A further payment of ZAR 4.30 (C$0.77) per tonne is due on any economic underground resource within 90 days of the receipt of a mining authorization. The Company is also obligated to a ZAR 400,000 (about C$71,500) exploration program and such a program commenced in February 2003.

c) Administration Expenses

Administration expenses and professional fees in the second quarter of 2003 were $487,158 (second quarter 2002 - $332,715). Increased costs in the second quarter of 2003 relate to the increased level of activity in the second quarter of 2003. During the period the Company grew substantially through its expansion into the Republic of South Africa. An amount of $25,935 was expensed for new Property investigations during the period. Interest and other income for the year totaled $12,941.

The significant items were $110,019 in Management fees including an increase of representation in South Africa and the addition of a fulltime CFO in Canada, $59,963 in professional fees, and $109,530 in shareholder relations expense as noted below.

d) Related Party Transactions

Management and consulting fees of $86,496 (February 2002 - $109,541) were incurred with five directors during the period ended February 28, 2002. Approximately $61,971 is related to fees for the Company's President. At February 28, 2003 fees totaling $7,772 (February 2002 - $5,639) were owed and included in accounts payable. Accounting services of $4,100 (February 2002 - $22,500) were incurred with a partnership in which a former officer has an interest for accounting services. Geological fees of $39,000 (February 2002 - $28,275) were incurred with an officer during the year, of which nil (February 2002 - nil) was owing and included in accounts payable at period-end.

e) Shareholder Relation Expense

Shareholder relation services were incurred during the period in accordance with approved contracts with Roth Investor Relations and Defero Corporate Communications. For the period the Company incurred shareholder relations expenses totaling $109,530 (February 2002 - $78,745). The Company has been active in raising its profile with both retail and institutional investors. As of April 2001 Roth Investor Relations are paid a retainer fee of US $4,000 per month, plus expenses. They provide distribution of the Company's information primarily to US institutions and other international analysts and money managers. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg. Mr. Larry Roth is the Company's primary contact with the firm. The Roth contract had an original term of one year and since April

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS (Continued)

e) Shareholder Relation Expense (continued)

2002 has been completed. The Roth's will continue to represent the company without a minimum retainer fee and will invoice on an as needed basis at their industry standard rate.

Defero Corporate communications was contracted in February 2002 to increase retail investor awareness of the Company in Canada. The Defero contract included a $10,000 signing bonus and a $5,000 monthly fee. In June 2002 the contract was extended for a one-year term and Defero's fee was paid in advance. During March of 2003 the Company terminated its contract with Defero. Later, in April of 2003 the Company agreed to pay Defero a fee of $3,000 a month, all inclusive, for four additional months of limited assistance as a transition period while the Company establishes its own in-house investor relations department.

f) Travel and Promotion Expenses

Travel and Promotion expenses for the six months ended February 28, 2003 amounted to $43,682 (February 2002 - $7,963). These activities relate to the supervision of ongoing operations, new Property investigations and meetings with potential institutional and sophisticated investors. The Company has institutional shareholders in Canada, the U.S.A., and the U.K.

g) Property Acquisition Expenses

 Property acquisition expenditures during the period ended February 28 2003 totaled $328,861 in cash and shares. The majority of cash payments totaling $283,019 was used for the acquisition of the South African properties, while $5,700 worth of shares were issued for the Pro Am property in Sudbury and Farmer Lake property in Thunder Bay. For the Ledig property acquisition payments totaled $169,088, while $33,358 in acquisition payments where made for Elandsfontein, and $21,233 in acquisition payments for Sharp Arab.

Property acquisition expenditures during the fiscal year 2002 totaled $2,195,517 in cash and shares. Of this amount the Company recorded acquisition costs upon amalgamation for the mineral properties of New Millennium Metals Corporation of $1,930,444. The amount represents consideration paid in shares, cash, and the assumption of future liabilities and transaction costs of $231,325. Cash and share payments for other properties during the year include $43,250 to acquire the interest in the Stucco Property, $29,000 for the Dog River Property, $25,000 for the Agnew Lake Property, $27,273 for the Taman Property, $29,874 for the Warsprings Property, $17,826 for the Ledig Property and $5,000 for Tweespalk.

The sum of all payments required to perfect all of the Company's mineral rights are greater than its currently available working capital. The Company evaluates its Property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers being of merit. At the time of writing the Company was incurring further Property acquisition expenses through its activities in the Republic of South Africa.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

FEBRUARY 28, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

3. LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 5,245,135 (February 2002 - 7,073,921) common shares during the period. Of this 5,230,439 shares were issued for cash proceeds of $2,477,581. A description of the private placements follows below. A further 14,696 were issued for mineral properties for a value of $5,700. Cash proceeds are to be spent on mineral Property acquisitions, exploration and development as well as for general working capital purposes.

On December 23, 2002 the Company announced the closing of a private placements for an amount of $1,799,125. All but $100,000 of this amount was brokered. Proceeds of $767,875 were from the sale of 1,181,346 Flow Through Units at $0.65 per unit. Each Flow Through Unit consisted of one flow through common share and one non-flow through common share purchase warrant exercisable at a price of $0.85 for a period of 12 months from the date of closing. Proceeds of $1,031,250 were from the sale of 2,062,500 Non-Flow Through Units at a price of $0.50 per unit. Each unit consisted of one common share and one half common share purchase. A cash commission of $118,939 was paid on the brokered placements. In addition, 304,385 broker's warrants were issued, exercisable into one common share at a price of $0.75 until December 23, 2004.

On December 18, 2002 the Company announced the closing of a private placement for proceeds of $500,000. A total of 1,000,000 units were issued at a price of $0.50 per share. Each unit consisted of one common share and one half common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.75 until December 17, 2004. No finder's fee or commission was paid with respect to this private placement.

The primary source of capital has been from the sale of equity. As at February 28, 2003 the Company had cash and cash equivalents on hand of $2,218,278 compared to cash and cash equivalents of $594,176 at February 28, 2002. The primary use of cash during the period was for the costs of acquisition and exploration expenditures, being approximately $993,000, management fees and expenses of approximately $110,000 and other general and administrative expenses of approximately $377,000.

During the period, the Company became a Tier 1 issuer of the TSX Venture Exchange. As a result 714,272 shares of the Company were released from escrow.

4. SUBSEQUENT EVENTS

Subsequent events of a minor nature may be disclosed elsewhere within these financial statements.

 Platinum Group Metals Ltd.

  800 - 409 Granville Street

 Vancouver BC, Canada

 V6C 1T2

 Phone: (604) 899-5450

 Fax: (604) 484-4710

 www.platinumgroupmetals.net

April 29, 2003

BC Securities Commission

9th Floor 701 West Georgia Street

Vancouver BC, V7Y 1L2

Dear Sirs\Mesdames:

RE: Confirmation of Mailing on April 29, 2003

This letter is to confirm that the mailing of the Second Quarter Financial Statements for Platinum Group Metals Ltd. was distributed to all Shareholders on the Supplemental Mailing List in accordance with National Policy 54-101 on April 29, 2003.

Yours truly,

"Frank Hallam"

Frank Hallam Director, CFO

Platinum Group Metals Ltd.

cc: TSX Venture Exchange

cc: Alberta Securities Commission

cc: Quebec Securities Commission